SCHEDULE 13D
                                                            Page 1 of 9 Pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                              CENTURY CASINOS, INC.
                 (former name of issuer was Alpine Gaming, Inc.)
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   156 492 100
                                 (CUSIP Number)


                              Reid A. Godbolt, Esq.
                              Jones & Keller, P.C.
                            1625 Broadway, Suite 1600
                     Denver, Colorado 80202 - (303) 573-1600

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                     Various
               (Date of Event which Requires Filing of Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with this statement ___.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
     CUSIP No. 156 492 100                                  Page 2 of 9 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Erwin Haitzmann

2.   Check the appropriate box if a member of a group* (a) X
     See item 2(a) of the attached Schedule 13D        (b) ___

3.   SEC USE ONLY



4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is       ___
     Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

     Austria

                                    7.   Sole Voting Power             1,627,338
     NUMBER OF                                                        ----------
     SHARES BENE-                   8.   Shared Voting Power                0
     FICIALLY                                                         ----------
     OWNED BY EACH                  9.   Sole Dispositive Power        1,627,338
     REPORTING                                                        ----------
     PERSON                        10.   Shared Dispositive Power           0
                                                                      ---------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,627,338

12. Check Box if the Aggregate Amount in Row (11) excludes certain Shares* ___

13.  Percent of Class Represented by Amount in Row (11)

     9.7%

14.  Type of Reporting Person

     IN

                                  SCHEDULE 13D
     CUSIP No. 156 492 100                                  Page 3 of 9 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Peter Hoetzinger

2.   Check the appropriate box if a member of a group* (a) X

     See item 2(a) of the attached Schedule 13D        (b) ___

3.   SEC USE ONLY



4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is ___
     Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

     Austria

                                    7.    Sole Voting Power              985,456
     NUMBER OF                                                        ----------
     SHARES BENE-                   8.    Shared Voting Power                0
     FICIALLY                                                         ----------
     OWNED BY EACH                  9.    Sole Dispositive Power         985,456
     REPORTING                                                        ----------
     PERSON                        10.    Shared Dispositive Power          0
                                                                      ----------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     985,456

12. Check Box if the Aggregate Amount in Row (11) excludes certain Shares* ___

13.  Percent of Class Represented by Amount in Row (11)

     6.0%

14.  Type of Reporting Person

     IN

                                  SCHEDULE 13D
     CUSIP No. 156 492 100                                  Page 4 of 9 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     James D. Forbes

2.   Check the appropriate box if a member of a group* (a) X
     See item 2(a) of the attached Schedule 13D        (b) ___

3.   SEC USE ONLY



4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is      ___
     Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

     Austria

                                    7.    Sole Voting Power              829,828
     NUMBER OF                                                        ----------
     SHARES BENE-                   8.    Shared Voting Power               0
     FICIALLY                                                         ----------
     OWNED BY EACH                  9.    Sole Dispositive Power         829,828
     REPORTING                                                        ----------
     PERSON                        10.    Shared Dispositive Power          0
                                                                      ----------


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     829,828

12. Check Box if the Aggregate Amount in Row (11) excludes certain Shares* ___

13.  Percent of Class Represented by Amount in Row (11)

     5.1%

14.  Type of Reporting Person

     IN

                                  SCHEDULE 13D
     CUSIP No. 156 492 100                                  Page 5 of 9 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Norbert Teufelberger

2.   Check the appropriate box if a member of a group* (a) X
     See item 2(a) of the attached Schedule 13D        (b) ___

3.   SEC USE ONLY



4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is ___

     Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

     Austria


                                    7.    Sole Voting Power              553,832
     NUMBER OF                                                        ----------
     SHARES BENE-                   8.    Shared Voting Power                0
     FICIALLY                                                         ----------
     OWNED BY EACH                  9.    Sole Dispositive Power         553,832
     REPORTING                                                        ----------
     PERSON                        10.    Shared Dispositive Power           0
                                                                      ----------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     553,832

12. Check Box if the Aggregate Amount in Row (11) excludes certain Shares* ___

13.  Percent of Class Represented by Amount in Row (11)

     3.4%

14.  Type of Reporting Person

     IN

                                  SCHEDULE 13D
     CUSIP No. 156 492 100                                  Page 6 of 9 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas Graf

2.   Check the appropriate box if a member of a group* (a) X
     See item 2(a) of the attached Schedule 13D        (b) ___

3.   SEC USE ONLY



4.   Source of Funds

     OO

5.   Check Box if Disclosure of Legal Proceedings is      ___
     Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization

     Austria

                                    7.    Sole Voting Power            2,561,000
     NUMBER OF                                                        ----------
     SHARES BENE-                   8.    Shared Voting Power            0
     FICIALLY                                                         ----------
     OWNED BY EACH                  9.    Sole Dispositive Power       2,561,000
     REPORTING                                                        ----------
     PERSON                        10.    Shared Dispositive Power       0
                                                                      ----------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,561,000

12. Check Box if the Aggregate Amount in Row (11) excludes certain Shares* ___

13.  Percent of Class Represented by Amount in Row (11)

     16.1%

14.  Type of Reporting Person

     IN

                                  SCHEDULE 13D
     CUSIP No. 156 492 100                                  Page 7 of 9 Pages


     Item #2(a) is hereby amended by revising the underlined materials:

2.   Identity and Background

     (a) Erwin Haitzmann, Peter Hoetzinger, James Forbes, Thomas J. Graf and Norbert Teufelberger. This Amendment No. 4 to Schedule 13D is being filed on behalf of all five of the above individuals. An Agreement for Filing of Joint Schedule 13D and Appointment of Attorney was filed with the initial Schedule 13D filing.

     Item #5 is hereby amended in its entirety to read as follows:

5.   Interest in Securities of the Issuer

     (i) At the Relevant Date, Erwin Haitzmann acquired 750,000 shares of common stock of the Company, and in June 1996, he gifted 100,000 shares to a third party. In July 1994, in connection with a private placement of securities of the Company, Mr. Haitzmann converted a loan to the Company into 13,669 shares of common stock of the Company and a warrant to purchase 13,669 shares of common stock of the Company. On November 22, 1995, Mr. Haitzmann was awarded an incentive stock option to purchase up to 130,000 shares of the Company's common stock and a non-statutory stock option to purchase up to 820,000 shares of the Company's common stock. All shares underlying the incentive stock option and non-statutory stock option are vested.

     (ii) At the Relevant Date, Peter Hoetzinger acquired 500,000 shares of common stock of the Company, and in June 1996, he gifted 75,000 shares to a third party and 100,000 shares to his spouse. Mr. Hoetzinger is considered to beneficially own the 100,000 shares gifted to his spouse. In July 1994, in connection with a private placement of securities of the Company, Mr. Hoetzinger converted a loan to the Company into 8,728 shares of common stock of the Company and a warrant to purchase 8,728 shares of common stock of the Company. On November 22, 1995, Mr. Hoetzinger was awarded an incentive stock option to purchase up to 130,000 shares of the Company's common stock and a non-statutory stock option to purchase up to 413,000 shares of the Company's common stock. All shares underlying the incentive stock option and non-statutory stock option are vested.

     (iii)At the  Relevant  Date,  James D. Forbes  acquired  350,000  shares of common stock of the Company. In July 1994, in connection with a private placement of securities of the Company, Mr. Forbes converted a loan to the Company into 8,064 shares of common stock of the Company and a warrant to purchase 8,064 shares of common stock of the Company. Mr. Forbes also purchased 5,000 shares and a warrant for 5,000 shares of common stock in the same private placement. In February 1995, Mr. Forbes purchased 700 shares of the Company's common stock on the open market. On November 22, 1995, Mr. Forbes was awarded an incentive stock option to purchase up to 130,000 shares of the Company's common stock and a non-statutory stock option to purchase up to 328,000

                                  SCHEDULE 13D
     CUSIP No. 156 492 100                                  Page 8 of 9 Pages

          shares of the  Company's  common stock   All  shares  underlying  the
          incentive stock option and non-statutory stock option are vested. In April 1996, Mr. Forbes sold 5,000 shares of the Company's common stock in a private transaction.

     (iv) At the Relevant Date, Norbert Teufelberger acquired 300,000 shares of common stock of the Company. In July 1994, in connection with a private placement of securities of the Company, Mr. Teufelberger converted a loan to the Company into 5,416 shares of common stock of the Company and a warrant to purchase 5,416 shares of common stock of the Company. In September 1995 and April 1996, Mr. Teufelberger sold a total of 25,000 shares and 5,000 shares of common stock of the Company in private transactions. On November 22, 1995, Mr. Teufelberger was awarded an incentive stock option to purchase up to 130,000 shares of the Company's common stock and a non-statutory stock option to purchase up to 143,000 shares of the Company's common stock. All shares underlying the incentive stock option and non-statutory stock option are vested. Mr. Teufelberger no longer beneficially owns greater than 5% of the outstanding common stock of the Company due to the expiration of various voting agreements and proxies (see Item #6 herein).

     (v) At the Relevant Date, Thomas J. Graf acquired 3,000,000 shares of common stock of the Company. In July 1994, in connection with a private placement of securities of the Company, Mr. Graf converted a portion of principal of a loan to the Company into 50,000 shares of common stock and a warrant to purchase 50,000 shares of common stock of the Company. In September 1995, Mr. Graf sold 540,000 shares of common stock of the Company in a private transaction (in the same month, Mr. Graf subsequently repurchased 1,000 shares back from the same purchaser).

     (vi) As a group, the persons noted in Item 2 of this Schedule 13D acquired under the Plan of Reorganization and Agreement among Alpine Gaming, Inc., Alpine Acquisition, Inc. and Century Casinos Management, Inc. dated December 24, 1993, as amended from time to time 4,900,000 shares of the Company's common stock which represented approximately 59.8% of the outstanding shares of the Company's common stock as of March 31, 1994. As of June 1, 1997, the reporting persons herein beneficially held 6,557,454 shares of the Company's common stock which represents approximately 36.1% of the outstanding shares of the Company's common stock assuming exercise of vested options held by such persons in which the underlying common stock is not currently outstanding.

                                  SCHEDULE 13D
     CUSIP No. 156 492 100                                  Page 9 of 9 Pages

     Item #6 is hereby amended in its entirety to read as follows:

6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

     The securities owned by each person listed in (i) through (v) of Item #5 are no longer subject to any of the voting agreements or proxies disclosed in previous filings of this Schedule 13D. Thus, the persons listed in (i) through
(v) of Item #5 are no longer acting together as members of a group, and this Amendment No. 4 to the Schedule 13D shall be such persons' final disclosure as a group for Schedule 13D purposes.


After reasonable inquiry and to the best of my knowledge and belief, the signatory below, and as attorney for Peter Hoetzinger, James D. Forbes, Norbert Teufelberger and Thomas J. Graf, hereby certifies that the information set forth in this amended statement is true, complete and correct.




/s/ Erwin Haitzmann         Dated: July 22, 1997
--------------------
Erwin Haitzmann